

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re:** **REIA Investments, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 24, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We have substantial doubt…, page 7

1.   We note your revision to the heading of this risk factor in response to comment 3 from our letter dated November 5, 2013. Please remove all references to your auditor in the heading and detailed description of this risk factor as your financial statements are now unaudited.

Material U.S. Federal Income Tax Considerations, page 43

2.   You provide a summary and discuss the treatment of limited liability companies as partnerships. Please tell us why the tax consequences are not material to your investors. Alternatively, please include a tax opinion with your next amendment. Please refer to Staff Legal Bulletin 19 located on our website.

Capital Account Maintenance, page 48

3.   We note the revised disclosure that Preferred Member's Capital Account balances will be reduced by losses or "a return of Capital Contribution." Please revise to clarify here that cash distributions from "cash available from operations" are not considered a "return of Capital Contribution," if true. Also, please revise to describe the type of distribution that would constitute a return of Capital Contribution.

Withdrawal from Fund, page 49

4.   We note your responses to comments 6-8. Where a member's request is not fully satisfied, please clarify if the member must resubmit their request for the next quarter or if such prior request remains outstanding.

Financial Statements, page F-1

5.   We note that the index to your financial statements clearly indicates that each of the financial statements is unaudited except for the Statements of Changes in Net Assets Attributable to the Member from inception to December 31, 2012. Please revise.

Statement of Changes in Net Assets Attributable to the Member, page F-4

6.   Please revise to clearly indicate that the entire statement is unaudited. Currently, only one line item is marked as such.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel